Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGol”” or the Company”)
Suite 2300
200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

July 27, 2011

Item 3.	News Release

A press release announcing the material change referred to in this report was disseminated by Marketwire on July 27, 2011 and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4.	Summary of Material Change

On July 27, 2011 NovaGold announced the results of the Prefeasibility Study for its Galore Creek project. The Galore Creek property is owned by a partnership owned equally by subsidiaries of NovaGold and Teck, and managed by Galore Creek Mining Corporation (GCMC).

Item 5.	5.1 - Full Description of Material Change

On July 27, 2011, NovaGold announce the results of the Prefeasibility Study (PFS”) for its Galore Creek copper-goldsilver project (the Project”). The Galore Creek property is owned by a partnership owned equally by subsidiaries of NovaGold and Teck Resources Limited (Teck”) (NovaGold and Teck together the Partners”) and managed by Galore Creek Mining Corporation (GCMC”). An independent technical report will be completed by AMEC Americas Limited (AMEC”) and Lemley International (Lemley”) that will be based on the Prefeasibility Study completed by GCMC.

NovaGold hosted a conference call in relation to this release at 10:30am EDT/7:30am PDT on July 28, 2011.

The Prefeasibility Study (PFS” or PFS Plan”) confirms the technical and economic viability of the Project and shows a significant increase in scale and redesign of the Project from previous configurations. The PFS Plan provides for a mining and operating facility with a nominal 95,000 tonneper-day capacity.

Proven and probable mineral reserves total 528 million tonnes grading 0.6% copper, 0.32 grams per tonne gold and 6.02 grams per tonne silver. The Project is forecast to produce 6.2 billion pounds of copper, 4.0 million ounces of gold and 65.8 million ounces of silver over an approximate 18-year mine life with cash costs averaging $0.80 per pound of copper at Base Price Case assumptions and $0.42 per pound of copper at Current Price Case assumptions. If developed on the basis provided for in the Prefeasibility Study, Galore Creek would become one of the largest and lowest-cost copper producers in North America based on industry reports. The Prefeasibility Study configuration separates the mine infrastructure from the mill infrastructure, each located in adjacent valleys thereby increasing flexibility to enable open-pit mine expansion, higher mill throughput and additional exploration.

In reviewing the PFS Plan and opportunities identified, the Partners have determined to move forward with an enhanced project plan (Enhanced Plan”) for the project description required for permitting and to support a feasibility decision. GCMC will complete the engineering required to define the project description before year-end 2011. The Enhanced Plan envisions adding mineral resources that are within an optimized measured, indicated and inferred pit shell but due to comingled inferred mineral resources were excluded from the optimized measured and indicated pit that was the basis for classification of mineral reserves. These mineral resources are considered to have high potential for upgrading of confidence categories with additional drilling. The Enhanced Plan also considers the addition of a second Semi-Autogenous Grinding (SAG) mill in the fifth or sixth year of operations to maintain throughput at or above the nominal 95,000 tonne-per-day throughput rate as harder rock types are expected to be encountered as the pit deepens. The Enhanced Plan will also re-evaluate two other areas of the PFS Plan: use of a pipeline to transport concentrate to the highway; and alternative port facilities. Both issues are important elements for the project description and scope for permitting.

The results demonstrate that the Projects economics are highly sensitive to commodity prices. The pre-tax and after-tax net present values of the Current Price Case are approximately 5.6 times and 20 times higher than the Base Price Case respectively. The payback of initial capital under the Current Price Case is approximately 4.4 years less than the Base Price Case.

Galore Creek PFS Plan Results

GCMC commissioned a number of engineering firms and expert consultants to determine the engineering and environmental requirements and economic potential of developing the Galore Creek copper-gold-silver project. AMEC reviewed this work, and together with Lemley, who reviewed the tunnel design, is preparing a technical report under National Instrument 43-101 guidelines that will be based on an independent review of the Prefeasibility Study, which NovaGold will file within 45 days on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Project Description

Comprising 118,912 hectares (293,840 acres) within the Tahltan Nation Traditional Territory in Northwestern British Columbia, Canada, Galore Creek is one of the worlds largest undeveloped copper-gold-silver porphyry deposits.

Mining of the Galore Creek deposit is planned as a conventional truck-shovel open-pit mining operation with a nominal 95,000 tonne-per-day throughput. Throughput averages approximately 84,000 tonnes per day due to the milling circuit constraining throughput as harder rock is encountered deeper in the open pits. The current 528-million tonne mineral reserve should support a mine life of approximately 18 years. There is potential to extend the mine life with additional infill drilling and exploration. Using a conventional grinding and flotation circuit, the mine would produce a high-quality copper concentrate with significant gold and silver credits.

Mining and waste rock facilities would be located in the Galore Valley with plant and tailings facilities being located in the adjacent West More Valley. A 13.6 -kilometer tunnel would be used for conveying ore and equipment movement between the two facilities. The Galore Creek project would be a large-scale open-pit mine which would provide process plant feed at a nominal rate of 95,000 tonnes per day or 34.6 million tonnes per year. Annual mine production of ore and waste would peak at 136 million tonnes per year with a life-of-mine waste/ore stripping ratio of 2.16 -to-1. Run-of-mine ore would be fed into a single gyratory crusher in the Galore Valley. Crushed ore would then be transported via conveyor from Galore Valley through the access tunnel and via a road to a single coarse ore stockpile near the proposed mill site in the West More Valley.

The proposed process plant would be a conventional single-line grinding-flotation concentrator. A pipeline would transfer concentrate to a remote filter plant and concentrate truck-loading facility located near Highway 37. Thickened concentrate would be pumped approximately 71 kilometers to the filter plant located near the junction of the mine access road and Highway 37. From the filter plant, the concentrate would be transported by truck to a port facility in the town of Stewart for shipment to various international destinations.

The closest provincial road to the mine site is Highway 37, from which an 87-kilometer mine access road would be constructed. The access road would be used to transport employees to and from the mine site, and to deliver mine capital equipment and mine operating consumables. The road would have controlled access to ensure the health and safety of company personnel and the public, as well as to protect the environment. GCMC has an existing Special Use Permit for the construction of the access road following the route permitted under the existing Environmental Permit. A section of the access road from Highway 37 (Kilometer 0) to approximately Kilometer 40 has already been constructed for mine access and is currently in service. The entire road would require upgrading to meet final design criteria; the first eight kilometers would be upgraded to a dual-lane route to access the filter plant at Kilometer 8 and fuel off-loading facility. The balance of the access road would be single-lane, with occasional pullouts.

Power for the Project would be provided from the Northwest Transmission Line (NTL”) currently being constructed by the provincial electrical authority, BC Hydro. A 69-kilometer long, 287kV power line would run to the plant site adjacent to the access road with a further 27-kilometer line providing power to the mining operations.

The Project is anticipated to be constructed over an approximately four-year time period from initial start of tunnel boring until commencement of pre-operational commissioning activities.

Production Estimates

Galore Creek project has a 95,000 tonne-per-day nominal milling capacity. However, over the approximate 18-year mine life in the PFS Plan, throughput would average approximately 84,000 tonnes per day due to the milling circuit constraining throughput as harder rock is encountered deeper in the open pits.

Capital Cost Estimates

Capital costs are estimated with an accuracy range of +25% / -20% (including contingency) and are consistent with an AACE Class 4 estimate.

Further Work During Feasibility

In addition to the infill and geotechnical drilling currently underway to confirm parameters for the Enhanced Plan, AMECs report provided recommendations for work during the feasibility study phase to confirm or improve certain areas within the PFS Plan. The majority of the recommendations detail activities anticipated to be completed as standard scope of increasing project engineering and design through the feasibility study. Significant recommendations are summarized below.

AMEC adjusted the average recovery estimates of GCMC down by 1% for copper, 3% for gold and 7% for silver. AMEC recommended further metallurgical tests be completed to confirm recovery curves to be applied to future economic studies.

AMEC recommended early engagement on certain infrastructure-related issues including negotiations with BC Hydro on the power interconnection, advancement of the access road and selection of the tunnel contractor to ensure an early start to engineering and construction. In addition AMEC recommended commitments to procure equipment and materials with long lead times to secure the project schedule.

AMEC recommended further detailed assessment of geo-hazard risks, site and pit water management and waste dump design and management.

Galore Creek Enhanced Plan

The Prefeasibility Study identified opportunities to expand the mine life, improve the production profile, and reduce the initial capital requirements of the Galore Creek project. Parameters related to these opportunities have been reviewed in order to outline an Enhanced Plan for consideration during future work.

Open-pit and Mill Expansion Opportunities

Under the PFS Plan approximately 528 million tonnes of proven and probable mineral reserves would be mined over the life of the project. In the PFS Plan, the ore would be processed through a single 95,000 tonne-per-day nominal SAG mill grinding circuit during the full life-of-mine period. As the ore is expected to become harder during the mine life of the Project, throughput would be reduced in the latter years due to grinding circuit limitations yielding an average life-of-mine milling rate of 84,000 tonnes per day over the 18-year mine life.

Mine plan studies have demonstrated that mineral resources in the Bountiful area could become part of the mine plan using long-term price assumptions if comingled inferred mineral resources were drilled to a measured and indicated classification. It is envisioned in the Enhanced Plan that the required infill drilling would convert inferred mineral resources in the Bountiful area to measured and indicated mineral resource categories so that the material may then be used as part of an appropriately engineered mineral reserve pit. Both the infill drilling to convert inferred mineral resources to measured and indicated mineral resources, and a geotechnical drilling to confirm pit slope design in this area are currently on-going and part of the summer program.

The mining of the 528 million tonnes of mineral reserves and the additional mineral resources referred to above would increase the amount of waste rock that would need to be handled, requiring some modification to the waste rock management plan in the Galore Valley. In order to provide sufficient space for waste rock storage, the access causeway and ore conveying systems would need to be relocated from the East Fork area. The Enhanced Plan anticipates the extension of the access tunnel by an additional four kilometers to allow the entire East Fork area to be utilized for waste rock storage.

The tunnel extension would increase the initial capital required for the project. Furthermore, a substantial amount of additional potentially acid-generating (PAG) waste rock would need to be rehandled during the mine closure period in order to submerge the additional PAG waste rock for reclamation.

Under the Enhanced Plan the mine life would be lengthened sufficiently that a mill expansion could be undertaken near the fifth or sixth year of operations. The mill expansion would require some additional initial capital in order to design the coarse ore stockpile to eventually feed two SAG mills, and would require additional sustaining capital to install a second SAG mill. The addition of a second SAG mill would lead to an increase in the total site power requirements and annual operating costs, but would reduce the overall unit operating costs. Under the Enhanced Plan, it is anticipated the nominal mill capacity could be sustained throughout the mine life.

Capital Cost Reduction Opportunities

A portion of the capital cost of the PFS Plan is estimated for the construction of a Galore Creek port facility at Stewart. Another major capital component is the concentrate transportation and filtration system, which includes a 70-kilometer slurry and fuel pipeline, filter plant, water treatment plant, 50-person full-service camp, and fuel tank farm. Reconfiguration of this portion of the process and an alternative approach to the port facility could reduce overall capital. The amount of initial capital for these facilities may be reduced under the Enhanced Plan.

Initial study indicated that an alternate port facility in Stewart may be upgraded to meet Galore Creeks concentrate transportation requirements. Under the Enhanced Plan, a capital estimate to complete facility upgrades would be included, as well as an estimate of unit-based concentrate terminal fees. This component of the Enhanced Plan would reduce the initial capital required, which would be partially off-set by an increase in operating costs (terminal charges).

The PFS Plan includes pipelines to transport concentrate and diesel fuel along the access road between the West More mill site and the Kilometer 8 site, located at Highway 37. The Kilometer 8 site would have necessary support facilities, including a camp. Piping concentrate in slurry form requires a water treatment plant to treat filtrate prior to its release. Filtered concentrate would then be trucked from the Kilometer 8 site to Stewart via Highway 37. The Enhanced Plan considers relocating the filter plant to a location adjacent to the mill at the West More site which would eliminate the need for a slurry pipeline and instead utilize truck transport for dry concentrate. Under this scenario, filtrate would be recycled to the processing plant, removing the requirement for a standalone water treatment plant. Filtered concentrate would be trucked from the West More mill site to Stewart, along the Galore Creek access road to Highway 37 and on to Stewart. Fuel would be trucked along the access road to the storage tanks at West More, and potentially through the access tunnel to the Galore Valley. The access road would need to be substantially upgraded from the current design in order to accommodate the increased truck traffic. The Kilometer 8 camp would not be required, and the number of beds at the West More camp would need to be increased to accommodate the additional personnel associated with concentrate filtration and haulage.

It is anticipated that the relocation of the filter plant to the mill site could result in a net reduction in capital cost, partially offset by increased operating costs. The additional costs of trucking fuel and concentrate along the access road would be the primary drivers of the increase in operating costs. The combination of the increase in the overall mining rate over the life-of-mine, milling circuit expansion, and a longer tunnel, described as the Enhanced Plan, are expected to have a positive impact on project economics. However, further analysis is required to support this conclusion including mineral resource definition, engineering and cost estimating. Prior to inclusion of the Enhanced Plan components into the Galore Creek project development configuration, further work will be completed before the end of 2011.

2011 Work Program

The Partners have approved a $30.5 -million budget to carry out further work on the Project during the remainder of 2011. Planned work includes infill drilling to convert targeted inferred mineral resources to measured and indicated categories, geotechnical drilling on the tunnel alignment and geotechnical drilling to confirm open-pit slopes in areas targeted for conversion of inferred mineral resources. GCMC will also complete further environmental and engineering work in preparation for feasibility level studies. This work will be completed in parallel with feasibility planning activities including selection of the prime consultant for the feasibility study. A statement of work for the Feasibility Study has been issued with requests for proposals from sub-consultants expected to be issued in October. A number of purchase orders have been issued for geotechnical and geochemistry work which is being completed through the summer and early fall to support the Feasibility Study.

Permitting

The Galore Creek project received an Environmental Assessment (EA) Certificate under the British Columbia Environmental Assessment Act in February 2007 and approval under the federal Canadian Environmental Assessment Act in June 2007. The new design and project configuration is different from what was permitted under the original EA Certificate.

While NovaGold considers the new configuration an improvement, with reduced risks, it is anticipated that further EA review will be requested by the regulators. This EA review may take the form of an amendment to the existing EA Certificate or a new EA process. This process is expected to involve parallel, harmonized, reviews by both the BC Environmental Assessment Office and the Canadian Environmental Assessment Agency. It is expected that the entire EA review process would take approximately two years from submission of a project description to issuance of new provincial and federal approvals.

Upon completion of the Enhanced Plan engineering, GCMC will be preparing the project description for submission concurrent with appropriate Partner approvals prior to the end of 2011.

Exploration Potential

The majority of proven and probable mineral reserves are hosted within the main Central Zone. As discussed in the Enhanced Plan, additional inferred mineral resources that would be economic at longterm metal price assumptions, but not drilled to sufficient confidence to be included in the PFS Plan, exist in extensions to the southeast, an area known as the Bountiful Zone. With additional infill drilling these resources are targeted to be upgraded to measured and indicated classification for inclusion in the Enhanced Plan

Additional reported mineral resources occur at depth in the Central Zone and in four adjacent satellite deposits on the property: Junction, Southwest, West Fork and Bountiful. Mineralization has been identified on other prospects, including the Butte, West Rim, North Junction, North Rim and Saddle areas, but sufficient drilling has not occurred to define mineral resources.

Additional mineralization that can be identified through step-out and infill drilling in the existing deposits and prospects has significant potential to support estimation of additional mineral resources, and may support mineral resource conversion to mineral reserves thus adding material to the mine plan. Exploration potential also lies beyond those areas identified in the Enhanced Plan as exploration occurs during the course of the proposed mining operation. Additionally, any upward variation in commodity prices that result in a reduction in cut-off grades could support estimation of additional tonnages and grades by extending limits of the pit shells. Please refer to the footnotes in the Mineral Reserves and Mineral Resources sections regarding parameters used to determine mineral resources and reserves.

The Copper Canyon deposit is located mid-way up the east fork of Galore Creek, approximately two kilometers from the Central Zone and hosts an inferred mineral resource and multiple high-quality target areas. NovaGold recently acquired Copper Canyon Resources to consolidate the land position. NovaGold has offered the Copper Canyon lands to Teck for inclusion in the Galore Creek Partnership Agreement.

Community Engagement

In February 2006, NovaGold entered into a comprehensive Participation Agreement with the Tahltan Nation, ensuring collaboration between both parties for mine planning, mine operation and environmental protection. GCMC, NovaGold and Teck continue to work closely with the Tahltan Nation, and the project has received a high level of support from local communities.

NovaGold believes that mining projects can be developed in a manner that brings tangible benefits to all stakeholders. NovaGold, Teck and GCMC are committed to respecting and protecting the culture of Galore Creeks community partners and using traditional knowledge to enhance project development. GCMC is committed to open and transparent communications with the communities in which it works.

Conference Call

NovaGold will be hosting a conference call in relation to the Galore Creek Project Prefeasibility Study at 10:30am EDT (7:30 am PDT) on Thursday July 28, 2011.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of NovaGold is knowledgeable about the material change and may be contacted by any of the Securities Commissions with respect to the change:

Elaine Sanders
Telephone: (604) 669-6227
Fax: (604) 669-6272

Item 9.	Date of Report

August 2, 2011